PE 12/18/2015



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE



15008664

NO ACT

January 6, 2016

Kimberley S. Drexler
Cravath, Swaine & Moore LLP
kdrexler@cravath.com

Act: 1934
Section:
Rule: 14a-8 (ODS)
Public
Availability: 1-6-16

Re: NCR Corporation
Incoming letter dated December 18, 2015

Dear Ms. Drexler:

This is in response to your letter dated December 18, 2015 concerning the shareholder proposal submitted to NCR by Myra K. Young. We also have received letters on the proponent's behalf dated December 18, 2015 and December 23, 2015. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: John Chevedden
FISMA & OMB Memorandum M-07-16

January 6, 2016

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: NCR Corporation
Incoming letter dated December 18, 2015

The proposal relates to director nominations.

There appears to be some basis for your view that NCR may exclude the proposal under rule 14a-8(f). We note that the proponent appears to have failed to supply, within 14 days of receipt of NCR's request, documentary support sufficiently evidencing that she satisfied the minimum ownership requirement for the one-year period as required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if NCR omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

Sincerely,

Adam F. Turk
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16

December 23, 2015

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Rule 14a-8 Proposal
NCR Corporation (NCR)
Proxy Access
Myra K. Young

Ladies and Gentlemen:

This is in regard to the December 18, 2015 no-action request.

The attached verification of stock ownership was forwarded to the company on November 12, 2015.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2016 proxy.

Sincerely,



John Chevedden

cc: Myra K. Young

Gavin Bell <gavin.bell@ncr.com>



11/12/2015

Myra Young

FISMA & OMB Memorandum M-07-16

Re: Your TD Ameritrade Account Ending in ***FISMA & OMB Memorandum M-07-16***

Dear Myra Young,

Thank you for allowing me to assist you today. Pursuant to your request, this letter is to confirm that as of the date of this letter, Myra K. Young held, and had held continuously for at least thirteen months, 100 shares of NCR Corporation (NCR) Common stock in her account ending in ***FISMA & OMB Memorandum M-07-16*** at TD Ameritrade. The DTC clearinghouse number for TD Ameritrade is 0188.

If we can be of any further assistance, please let us know. Just log in to your account and go to the Message Center to write us. You can also call Client Services at 800-669-3900. We're available 24 hours a day, seven days a week.

Sincerely,

Megan Aarons

Megan Aarons
Resource Specialist
TD Ameritrade

This information is furnished as part of a general information service and TD Ameritrade shall not be liable for any damages arising out of any inaccuracy in the information. Because this information may differ from your TD Ameritrade monthly statement, you should rely only on the TD Ameritrade monthly statement as the official record of your TD Ameritrade account.

Market volatility, volume, and system availability may delay account access and trade executions.

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16

December 18, 2015

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
NCR Corporation (NCR)
Proxy Access
Myra K. Young

Ladies and Gentlemen:

This is in regard to the December 18, 2015 no-action request.

The company November 10, 2015 letter offers no proof that the proposal was puroportedly received on October 29, 2015. The proposal could have been received on October 15, 2015 in which case the company November 10, 2015 letter would be untimely.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2016 proxy.

Sincerely,



John Chevedden

cc: Myra K. Young

Gavin Bell <gavin.bell@ncr.com>

CRAVATH, SWAINE & MOORE LLP

WORLDWIDE PLAZA
825 EIGHTH AVENUE
NEW YORK, NY 10019-7475

TELEPHONE: +1-212-474-1000
FACSIMILE: +1-212-474-3700

CITYPOINT
ONE ROPEMAKER STREET
LONDON EC2Y 9HR
TELEPHONE: +44-20-7453-1000
FACSIMILE: +44-20-7860-1150

WRITER'S DIRECT DIAL NUMBER
+1-212-474-1434

WRITER'S EMAIL ADDRESS
kdrexler@cravath.com

December 18, 2015

NCR Corporation
Shareholder Proposal of Myra K. Young
Securities Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

On behalf of our client, NCR Corporation, a Maryland corporation ("NCR" or the "Company"), we write to inform you of NCR's intention, in accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to exclude from its proxy statement and form of proxy for its 2016 Annual Meeting of Shareholders (collectively, the "2016 Proxy Materials") a shareholder proposal and related supporting statement (the "Proposal") submitted by Myra K. Young (the "Proponent"). The Proposal is dated October 29, 2015, and was received by the Company on October 29, 2015. The Proposal is set forth below and the related correspondence is attached hereto as Exhibit A and Exhibit B respectively.

We respectfully request confirmation that the Staff of the Division of Corporation Finance (the "Staff") will not recommend any enforcement action to the Securities and Exchange Commission (the "Commission") if, in reliance on Rule 14a-8(f), NCR omits the Proposal from its 2016 Proxy Materials for the reasons set forth below. NCR has advised us as to the factual matters set forth below.

In accordance with Rule 14a-8(j), this letter is being filed with the Commission not less than 80 days before NCR plans to file its 2016 definitive proxy statement. Pursuant to Rule 14a-8(j) and Staff Legal Bulletin No. 14D (November 7, 2008) ("SLB 14D"), we have submitted this letter and its attachments to the Staff via e-mail at shareholderproposals@sec.gov in lieu of mailing paper copies. Also, in accordance with Rule 14a-8(j), a copy of this submission is being sent simultaneously to the Proponent and, as requested by the Proponent, to her representative, Mr. John Chevedden, as notification of the Company's intention to omit the Proposal from the 2016 Proxy Materials.

Rule 14a-8(k) and SLB 14D provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the Staff. Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of NCR pursuant to Rule 14a-8(k) and SLB 14D.

The Proposal

The Proposal asks NCR stockholders to adopt the following resolution:

"Proposal [4] - Shareholder Proxy Access

RESOLVED, Shareholders of NCR Corporation (the "Company") ask the board of directors (the "Board") to adopt, and present for shareholder approval, a "proxy access" bylaw as follows:

Require the Company to include in proxy materials prepared for a shareholder meeting at which directors are to be elected the name, Disclosure and Statement (as defined herein) of any person nominated for election to the board by a shareholder or an unrestricted number of shareholders forming a group (the "Nominator") that meets the criteria established below.

Allow shareholders to vote on such nominee on the Company's proxy card.

The number of shareholder-nominated candidates appearing in proxy materials should not exceed one quarter of the directors then serving or two, whichever is greater. This bylaw should supplement existing rights under Company bylaws, providing that a Nominator must:

a) have beneficially owned 3% or more of the Company's outstanding common stock, including recallable loaned stock, continuously for at least three years before submitting the nomination;

b) give the Company, within the time period identified in its bylaws, written notice of the information required by the bylaws and any Securities and Exchange Commission (SEC) rules about (i) the nominee, including consent to being named in proxy materials and to serving as director if elected; and (ii) the Nominator, including proof it owns the required shares (the "Disclosure"); and

c) certify that (i) it will assume liability stemming from any legal or regulatory violation arising out of the Nominator's communications with the Company shareholders, including the Disclosure and Statement; (ii) it will comply with all applicable laws and regulations if it uses soliciting material other than the Company's proxy materials; and (iii) to the best of its knowledge, the required shares were acquired in the ordinary course of business, not to change or influence control at the Company.

The Nominator may submit with the Disclosure a statement not exceeding 500 words in support of the nominee (the "Statement"). The Board should adopt procedures for promptly resolving disputes over whether notice of a nomination was timely, whether the Disclosure and Statement satisfy the bylaw and applicable federal regulations, and the priority given to multiple nominations exceeding the one-quarter limit. No additional restrictions that do not apply to other board nominees should be placed on these nominations or re-nominations.

Supporting Statement: Long-term shareholders should have a meaningful voice in nominating directors. The SEC's universal proxy access Rule 14a-11 (https://www.sec.gov/rules/final/2010/33-9136.pdf) was vacated, in part due to inadequate cost-benefit analysis. *Proxy Access in the United States* (http://www.cfapubs.org/doi/pdf/10.2469/ccb.v2014.n9.1), a cost-benefit analysis by CFA Institute, found proxy access would "benefit both the markets and corporate boardrooms, with little cost or disruption," raising US market capitalization by up to $140.3 billion. *Public Versus Private Provision of Governance* (http://ssrn.com/abstract=2635695) found a 0.5 percent average increase in shareholder value for proxy access targeted firms.

Enhance shareholder value. Vote for Shareholder Proxy Access - Proposal [4]"

Reasons for Excluding the Proposal

NCR believes that the Proposal may be properly excluded from the 2016 Proxy Materials pursuant to Rule 14a-8(f) because the Proponent has failed to provide adequate proof of ownership to satisfy Rule 14a-8(b), which states that, in order to be eligible to submit a proposal for inclusion in a company's proxy statement, a proponent "must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year" prior to submission of the proponent's proposal. If the proponent is not the record holder of the securities, the proponent must provide a "written statement from the 'record' holder" which verifies that, at the time of the proponent's submission, the proponent continuously held the securities for at least one year.

In this case, the Proponent is not currently the registered holder on the Company's books and records of any shares of NCR common stock and has not provided adequate proof of ownership. In the Proponent's initial communication to the Company in which she submitted the Proposal (see Exhibit A) and which was received by the Company on October 29, 2015, the Proponent failed to provide any proof of ownership. On November 10, 2015 (12 calendar days after it received the Proposal), NCR sent the Proponent a deficiency notice indicating that the Proponent had not provided adequate proof of ownership as required by Rule 14a-8(b) and requested that she provide such proof in a timely manner (see Exhibit B). The Company's letter with the deficiency notice was sent to the Proponent and her designee, Mr. John Chevedden, via Federal Express overnight delivery and was received by them on November 11, 2015. It was also sent to Mr. Chevedden via email at ISMA & OMB Memorandum M-07-16 and was presumably received by him electronically on November 10, 2015. As of the date of this letter, the Company has not received any response from the Proponent, and it is reasonable to conclude that the Proponent did not in fact respond to the Company's request within 14 days of receiving the request as required by Rule 14a-8(f)(1). Accordingly, the Proposal is properly excludable under Rule 14a-8(f)(1).

Conclusion

Based on the foregoing, we hereby respectfully request confirmation that the Staff will not recommend any enforcement action if, in reliance on the foregoing, the Company omits the Proposal from its 2016 Proxy Materials. If the Staff has any questions with respect to this matter, or if for any reason the Staff does not agree that

NCR may omit the Proposal from its 2016 Proxy Materials, please contact me at (212) 474-1434. I would appreciate your sending your response via email to me at kdrexler@cravath.com as well as to NCR, attention of Justin Heineman, Law Vice President and Chief Corporate Counsel, at justin.heineman@ncr.com.

Kind regards,

/s/ Kimberley S. Drexler
Kimberley S. Drexler

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

VIA EMAIL: shareholderproposals@sec.gov

Encls.

Copy w/encls. to:

Justin Heineman
Law Vice President and Chief Corporate Counsel
NCR Corporation
3097 Satellite Boulevard
Duluth, GA 30096

VIA EMAIL: justin.heineman@ncr.com

Myra K. Young

*** FISMA & OMB Memorandum M-07-16 ***

VIA FEDERAL EXPRESS

Mr. John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

VIA EMAIL: *** FISMA & OMB Memorandum M-07-16 ***
VIA FEDERAL EXPRESS

EXHIBIT A

*** FISMA & OMB Memorandum M-07-16 ***

October 29, 2015

Edward Gallagher
Acting General Counsel and Secretary
NCR Corporation (NCR)
3097 Satellite Boulevard
Duluth, GA 30096
PH: (212) 589-8472

Dear Corporate Secretary,

I am pleased to be a shareholder in NCR Corporation (NCR) and appreciate the leadership NCR has shown in consumer transaction technologies. However, I believe NCR has unrealized potential that can be unlocked through low or no cost corporate governance reform.

I am submitting a shareholder proposal for a vote at the next annual shareholder meeting. The proposal meets all Rule 14a-8 requirements, including the continuous ownership of the required stock value for over a year and I pledge to continue to hold the required amount of stock until after the date of the next shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

This letter confirms that I am delegating John Chevedden to act as my agent regarding this Rule 14a-8 proposal, including its submission, negotiations and/or modification, and presentation at the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden *** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 *** to facilitate prompt communication. Please identify me as the proponent of the proposal exclusively.

Your consideration and the consideration of the Board of Directors is appreciated in responding to this proposal. Please acknowledge receipt of my proposal promptly by email to *** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,



Myra K. Young

October 29, 2015
Date

cc: John Chevedden

[NCR – Rule 14a-8 Proposal, October 29, 2015]
Proposal [4] - Shareholder Proxy Access

RESOLVED: Shareholders of NCR Corporation (the "Company") ask the board of directors (the "Board") to adopt, and present for shareholder approval, a "proxy access" bylaw as follows:

Require the Company to include in proxy materials prepared for a shareholder meeting at which directors are to be elected the name, Disclosure and Statement (as defined herein) of any person nominated for election to the board by a shareholder or an unrestricted number of shareholders forming a group (the "Nominator") that meets the criteria established below.

Allow shareholders to vote on such nominee on the Company's proxy card.

The number of shareholder-nominated candidates appearing in proxy materials should not exceed one quarter of the directors then serving or two, whichever is greater. This bylaw should supplement existing rights under Company bylaws, providing that a Nominator must:

a) have beneficially owned 3% or more of the Company's outstanding common stock, including recallable loaned stock, continuously for at least three years before submitting the nomination;
b) give the Company, within the time period identified in its bylaws, written notice of the information required by the bylaws and any Securities and Exchange Commission (SEC) rules about (i) the nominee, including consent to being named in proxy materials and to serving as director if elected; and (ii) the Nominator, including proof it owns the required shares (the "Disclosure"); and
c) certify that (i) it will assume liability stemming from any legal or regulatory violation arising out of the Nominator's communications with the Company shareholders, including the Disclosure and Statement; (ii) it will comply with all applicable laws and regulations if it uses soliciting material other than the Company's proxy materials; and (iii) to the best of its knowledge, the required shares were acquired in the ordinary course of business, not to change or influence control at the Company.

The Nominator may submit with the Disclosure a statement not exceeding 500 words in support of the nominee (the "Statement"). The Board should adopt procedures for promptly resolving disputes over whether notice of a nomination was timely, whether the Disclosure and Statement satisfy the bylaw and applicable federal regulations, and the priority given to multiple nominations exceeding the one-quarter limit. No additional restrictions that do not apply to other board nominees should be placed on these nominations or re-nominations.

Supporting Statement: Long-term shareholders should have a meaningful voice in nominating directors. The SEC's universal proxy access Rule 14a-11 (https://www.sec.gov/rules/final/2010/33-9136.pdf) was vacated, in part due to inadequate cost-benefit analysis. *Proxy Access in the United States* (http://www.cfapubs.org/doi/pdf/10.2469/ccb.v2014.n9.1), a cost-benefit analysis by CFA Institute, found proxy access would "benefit both the markets and corporate boardrooms, with little cost or disruption," raising US market capitalization by up to $140.3 billion. *Public Versus Private Provision of Governance* (http://ssrn.com/abstract=2635695) found a 0.5 percent average increase in shareholder value for proxy access targeted firms.

Enhance shareholder value. Vote for Shareholder Proxy Access – Proposal [4]

Notes:

Myra Young, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

Please note the title of the proposal is part of the proposal. The title is intended for publication. The first line in brackets is not part of the proposal.

If the company thinks that any part of the above proposal, other than the first line in brackets, can be omitted from proxy publication based on its own discretion, please obtain a written agreement from the proponent.

This proposal is believed to conform with Staff Legal Bulletin No. 14 B (CF), September 15, 2004 including (emphasis added):

Accordingly, going forward, we believe it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false of misleading may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.

See also: Sun Microsystems, Inc. (July 21, 2005)

The stock supporting this proposal will be held until after the annual meeting and the proposal will be presented at the annual meeting.

EXHIBIT B

Edward Gallagher
Senior Vice President, General Counsel and Secretary

7 World Trade Center
250 Greenwich Street
New York, NY 10007

T: (212) 589-8472


NCR

November 10, 2015

<u>*Via Federal Express*</u>
Ms. Myra K. Young

*** FISMA & OMB Memorandum M-07-16 ***

<u>*Via Federal Express and email*</u>
Mr. John Chevedden
*** FISMA & OMB Memorandum M-07-16 ***

Dear Ms. Young:

We have received your letter of October 29, 2015, which you submitted on that same date, and which included your shareholder proposal. Please be advised that, in order to comply with the Securities Exchange Act's Rule 14a-8 requirements, you are required to provide NCR Corporation ("NCR") with proof that you have continuously held at least $2000 worth of NCR's shares for at least the one year period preceding and including the date you submitted your proposal. We have confirmed with our transfer agent that we have no records establishing that you are a registered holder of NCR common shares. Accordingly, you must provide us with a statement from the record holder of your securities (usually, a broker or bank) verifying that, at the time you submitted your proposal, you had held the minimum amount of NCR shares continuously for at least one year. We note that statement in your cover letter accompanying your proposal that you intend to continue to hold the securities through the date of the NCR 2016 Annual Meeting of Stockholders.

Alternatively, you can prove your ownership if you have filed a Schedule 13(D), Schedule 13(G), Form 3, Form 4 and/or Form 5 by submitting a copy of the schedule and or form to NCR (including any amendments thereto), along with a written statement that: (i) you continuously held the required number of shares for the one-year period as of the date of the statement and, (ii) you intend to continuously own the shares through the date of the NCR 2016 Annual Meeting of Stockholders.

Your response must be postmarked, or transmitted electronically, to NCR no later than 14 days from the date you received this notification.

Regards,

Edward Gallagher